Meta Platforms Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms Inc.

Name of persons relying on exemption: Whistle Stop Capital, LLC, on behalf of Eliana Fishman (S)

Address of persons relying on exemption: 28 Glenville Road, Greenwich, CT 06831

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponent urges you to vote FOR Proposal 6, which requests reporting on the risks to the company associated with concealment clauses at Meta Platforms’ Annual Meeting of Shareholders on May 25, 2022.

SUMMARY OF THE PROPOSAL

The resolution requests that Meta’s Board of Directors prepare a public report assessing the potential risks to the company associated with its use of concealment clauses in the context of harassment, discrimination and other unlawful acts. The report should be prepared at reasonable cost and omit proprietary and personal information. Concealment clauses are defined as any employment or post-employment agreement, such as arbitration, non-disclosure or non-disparagement agreements, that Meta asks employees or contractors to sign which would limit their ability to discuss unlawful acts in the workplace, including harassment and discrimination.

Meta wisely uses concealment clauses in employment agreements to protect corporate information, such as trade secrets. However, harassment and discrimination are not trade secrets, nor are they core to Meta’s operations or needed for competitive reasons. Yet, Meta's employment agreements may prohibit their workers from speaking openly on these topics. Given this, investors cannot be confident in their knowledge of Meta's workplace culture.

Healthy workplace culture is linked to strong returns, while a workplace that tolerates harassment invites legal, brand, financial and human capital risk. In addition, in California, legislation prohibits concealment clauses in employment agreements involving recognized forms of discrimination and unlawful activity. Meta works under a patchwork of state laws related to the use of concealment clauses and may benefit from consistent practices across all employees and contractors.

Investors have particular reason to be concerned with Meta, where employees have alleged experiences of racism while working for the Company.1

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1 https://www.npr.org/2020/07/02/886544638/we-have-a-black-people-problem-facebook-worker-claims-racial-discrimination

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RATIONALE FOR SUPPORT OF THE PROPOSAL

Support for this resolution is warranted given that:

1)	Investors benefit from accountability systems within companies
2)	The use of concealment clauses may undermine effective diversity and inclusion programs
3)	The use of concealment clauses creates an unknown level of risk for investors
4)	Meta’s practices appear to lag its peers
5)	Meta's practices are unclear

–Investors benefit from accountability systems within companies–

Inherent to investments in public companies is the risk that company managers’ goals do not align with those of the company’s investors. Concealment clauses may also provide advantages to managers and executives who wish to limit their own accountability and keep their actions hidden from external stakeholders; concealment clauses mask from external parties true workplace conditions, increasing the risk of diverging investor and manager goals.

The use of concealment clauses raises concerns that corporate managers may operate with a sense of impunity, and rather than relying on the successful implementation of best practices, they may rely on the ability of arbitration, non-disclosure and non-disparagement agreements to mask failures in their internal systems.

The power imbalance between a well-funded company with a legal team and an employee with limited resources and a reliance on their paycheck is easily identified. Employees that have been harassed or discriminated against are, even in the absence of restrictive employment contracts, likely to be wary of coming forward. If investors wish to have confidence that employees will call out harassment and discrimination, particularly in those instances that are not extreme but remain unacceptable, this uneven power dynamic must be addressed. Mandatory arbitration and non-disclosure agreements, by reducing employees’ ability to share their own experiences, further reduce their autonomy and self-determination should they be the victims of harassment or discrimination. Investors should seek to reduce the barriers that employees face when seeking access to a fair and equitable hearing of claims.

Investors benefit when they are able to track and monitor human capital management at their companies. Concealment clauses, however, may block investors from learning if claims of illegal workplace activity have been raised. Without transparency, investors may be left in the dark about key performance issues that impact shareholder value. For example, for years, Activision Blizzard reportedly withheld information from the Board of Directors about sexual misconduct complaints, leading, once the problems surfaced, to significant negative press attention; several government lawsuits, and multiple employee walkouts. Only after the controversy erupted did the company end its requirement that employees arbitrate sexual harassment and discrimination claims.2

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2 https://www.theverge.com/2021/10/28/22750450/activision-blizzard-ends-forced-arbitration-bobby-kotick-paycut

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Concerns specific to mandatory arbitration:

In 2018, Meta ceased requiring employees to use arbitration in sexual harassment claims. At the time, Lori Goler, a Facebook vice president, said in a statement, "“We think this is the right thing to do and hope other companies do, too.”3 It appears, however, that Meta may continue to require the use of arbitration for race discrimination claims and all other harassment and discrimination claims that are not sexual in nature. This is concerning for a number of reasons.

Most arbitral decisions are not published. The decisions are known only to the parties or released at the option of the arbitrator. Judicial opinions, in contrast, recount the factual basis of disputes and the legal analysis upon which their decisions are based. That can be helpful information to an investor. Although some states require arbitration providers to disclose limited information about the disputes they resolve, these often only include the parties involved, the type of dispute, final disposition, and the arbitrator’s name.

Even when arbitration clauses in employment contracts do not explicitly contain confidentiality requirements, private arbitration provides a company significantly greater control over information that might be publicly shared and reduces the employee’s access to discovery. As individual employees move through the arbitration process, they are less likely to learn of others with similar experiences and concerns, reducing the likelihood of broader organizational change and improvement.

In February 2018, Attorneys General from all 50 states signed a letter calling for the end of mandatory arbitration in sexual harassment cases. They stated, “[C]oncerns arise from the secrecy requirements of arbitration clauses, which disserve the public interest by keeping both the harassment complaints and any settlements confidential…Ending mandatory arbitration of sexual harassment claims would help to put a stop to the culture of silence that protects perpetrators at the cost of their victims.”4 These same concerns apply to race, ethnicity, age and other forms of discimination.

Significant concerns about arbitration’s appropriateness as a forum for handling discrimination cases have been raised by the Equal Employment Opportunity Commission (“EEOC”), the U.S. Government Accountability Office and FINRA. For instance, in 2016, the legal counsel at the EEOC observed that, “The EEOC’s stance has always been that mandatory arbitration of employment discrimination is bad: the secrecy, the lack of precedent.”5

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3 https://www.nytimes.com/2018/11/09/technology/facebook-arbitration-harassment.html

4 http://myfloridalegal.com/webfiles.nsf/WF/HFIS-AVWMYN/$file/NAAG+letter+to+Congress+Sexual+Harassment+Mandatory+Arbitration.pdf

5 https://time.com/4540111/arbitration-clauses-sexual-harassment/#:~:text=%E2%80%9CThe%20EEOC's%20stance%20has%20always,%2C%E2%80%9D%20says%20the%20EEOC's%20Mastroianni.&text=The%20arbitration%20system%20has%20expanded,many%20argue%20are%20good%20reasons

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A 2018 study from Cynthia L. Estlund at the New York University School of Law, looking at the total number of claims brought into the courts relative to the number brought to arbitration, estimates that employment-related claims in arbitration should have numbered between 515,000 and 722,000 in 2016. Only 5,126 arbitration claims were found, which suggests that only a relatively few employees believe that bringing a case forward through arbitration is worth the expense, strain or risk. The author of the study concluded that the asymmetrical power relationship between employee and employer, arbitrator bias in favor of employers, and limited odds of success “have made arbitration so inhospitable to claimants that they routinely give up their claims.”6

Companies also often implement arbitration requirements in order to block the development of class action lawsuits. In doing this, they remove a key accountability mechanism. The ability to join a class action enables employees with smaller claims to seek redress when the harassment or discrimination has been systematic. Companies that have prevented their employees from filing class-action lawsuits may have reduced attentiveness to the disenfranchisement of large groups of employees.

Blocking class actions can also create the risk that a company will need to address thousands of individual claims. For example, enterprising lawyers have attempted to file individual arbitration claims en masse, encouraging claimant participation as they would with class-action lawsuits. When this occurs, as it did when DoorDash found itself in receipt of 6,000 arbitration claims, a company may face significant unanticipated costs.7

Concerns specific to non-disclosure and non-disparagement agreements

Non-disclosure and non-disparagement agreements are often broadly worded to keep an employee, ex-employee or contractor from speaking up about corporate culture or reporting information that would portray the company and its executives in a negative light. Meta states that it does not use non-disparagement agreements, but it does not disavow its use of non-disclosure agreements. Particular concerns exist around employees being asked to sign such agreements in order to receive a severance payment.

–The use of concealment clauses may undermine effective diversity and inclusion programs –

There is strong evidence that companies with diverse teams are better-managed, have stronger long-term growth prospects, and may enjoy higher share value. These studies include:

o	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[8]

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6 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3111826

7 https://www.nytimes.com/2020/04/06/business/arbitration-overload.html

8 https://www.cnbc.com/2019/10/14/female-leaders-may-boost-share-price-performance-credit-suisse-says.html

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o	McKinsey has found that companies in the top quartile for gender diversity in corporate leadership were 21 percent more likely to have above-average profitability, compared to those companies in the bottom quarter. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform industry peers on profitability than companies in the bottom quartile.[9]
o	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8% percent higher than the 20 least-diverse companies.[10]

Identified benefits of diverse teams include access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, more informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.11

Of particular relevance to Meta, a strong link seems to exist between workplace diversity and revenue. BCG has found that, after surveying 1700 companies, companies with above-average diversity produced significantly greater percentages of revenue from products or services launched within the previous 3 years than those with below-average diversity. 12 BCG also found that companies with above-average diversity had EBIT margins nine percentage points higher than those with below-average diversity.13

It is reasonable to believe that companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.14 The implications of an exclusive or hostile workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an non-inclusive employer for a more inclusive work environment.15

– The use of concealment clauses creates an unknown level of risk for investors –

Meta's use of concealment clauses creates an unknown level of risk for investors. These include:

Risks associated with a possible surge in claims

Meta’s ongoing use of concealment clauses creates the risk of a sudden surge of claims against the company, should the law change or a successful workaround be found. When previously-hidden discrimination or harassment problems surface, multiple employees may step forward at once, creating a sudden and significant brand liability. Allegations of harassment or discrimination, once revealed, may significantly disrupt business operations and undermine long-term business strategies, as occurred at Activision, 21st Century Fox, Alphabet, CBS, Intel, Nike, Pinterest, Texas Instruments, Walt Disney, Wynn Resorts and many others.

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9 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

10 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

11 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

12 https://www.forbes.com/sites/forbesinsights/2020/01/15/diversity-confirmed-to-boost-innovation-and-financial-results/

13 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

14 https://www.apa.org/news/press/releases/stress/2015/impact

15 https://www2.deloitte.com/content/dam/Deloitte/us/Documents/about-deloitte/us-about-deloitte-inclusion-survey.pdf

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Harm to relationship with employees

Employees have protested the use of arbitration or other concealment clauses at a number of technology companies, including Activision, AirBnb, eBay, Pinterest and Riot Games.16 After twenty thousand Google employees participated in a walkout to protest the practice, Google agreed to stop requiring arbitration of employment-related claims, following an earlier agreement not to use it for sexual harassment claims.17

Harm to brand perception

The use of concealment clauses for discrimination and harassment claims has generated significant controversy, as the #MeToo and racial justice movements call attention to how provisions limiting workers’ (or former workers’) ability to speak freely about their experiences can perpetuate abuse and protect predators. Organized groups of tech workers, members of Congress and political candidates have all expressed opposition to mandatory arbitration and non-disclosure agreements; press coverage has been abundant.18

Risk of litigation

In 2020, in violation of their signed non-disclosure agreements, a number of workers at Pinterest spoke to the press about experiences of racism and discriminatory pay.19 Pinterest then paid $22.5 million to settle a gender discrimination lawsuit brought by a former executive; hundreds of employees stopped work in protest.20,21 Shareholders ultimately sued Pinterest executives alleging a breach of fiduciary duty by “perpetrating or knowingly ignoring the long-standing and systemic culture of discrimination and retaliation.”22 As part of its shareholder settlement agreement, Pinterest pledged $50 million to overhaul its workplace culture and promote diversity, and agreed to release former employees from non-disclosure agreements.23

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16 https://www.theguardian.com/media/2021/oct/20/netflix-employees-activism-walkout-dave-chappelle-controversy

17 https://www.cnbc.com/2018/11/19/google-facebook-airbnb-employees-can-now-sue-over-sexual-harassment.html

18 E.g., https://www.newsweek.com/hollywoods-times-campaign-forced-arbitrationnon-disclosure-agreements-768539; https://www.nytimes.com/2018/11/09/technology/facebook-arbitration-harassment.html; https://www.nytimes.com/2018/11/14/opinion/arbitration-google-facebook-employment.html; https://www.bloomberg.com/news/articles/2018-11-08/google-changes-policies-on-sexual-misconduct-after-staff-walkout; https://www.bloomberg.com/opinion/articles/2019-06-12/forced-arbitration-enables-sexual-harassment; https://www.theguardian.com/commentisfree/2019/jan/08/forced-arbitration-sexual-harassment-metoo; https://www.washingtonpost.com/business/why-companies-now-want-harassment-out-in-the-light/2021/06/08/2c2c5884-c8ce-11eb-8708-64991f2acf28_story.html

19 https://www.theverge.com/2020/9/11/21429619/pinterest-workplace-discrimination-finance-team-unequal-culture-bias

20 https://www.nytimes.com/2020/12/14/technology/pinterest-gender-discrimination-lawsuit.html

21 https://www.washingtonpost.com/technology/2020/07/03/pinterest-race-bias-black-employees/

22 https://www.institutionalinvestor.com/article/b1phvnsfffr2bp/Retirement-System-Sues-Pinterest-Board-and-Execs-Over-Discrimination

23 https://www.nytimes.com/2021/11/24/technology/pinterest-discrimination-settlement.html

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Risks associated with a shifting legislative landscape

California has prohibited agreements settling sexual discrimination, harassment, and assault claims from including limits on the disclosure of factual information related to the claims. In January 2022, the “Silenced No More” Act went into force. This Act extended existing protections to claims based on race, age, disability, and all other protected categories.24 As a part of that legislation, California employees are required to have the following sentence placed in all employment contracts: “Nothing in this agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful.” Additionally, Washington State where Amazon is headquartered, has now followed California’s lead in passing its own Silenced No More Act, which goes into effect on June 9, 2022.25

The laws that protect arbitration are actively under review at the state and federal level. At the federal level, it is possible that the Forced Arbitration Injustice Repeal (“FAIR”) Act will gain enough support to pass in the Senate. The Act was reintroduced in early 2021 after having been passed by the U.S. House in September 2019, by a bipartisan vote of 225 to 186. The FAIR Act would prohibit companies from using pre-dispute arbitration agreements in all employment, civil rights, consumer and antitrust cases. On March 3, 2022, President Biden signed the Ending Forced Arbitration of Sexual Assault and Sexual Harassment Act, which “ends forced arbitration in workplace sexual assault and harassment cases, allowing survivors to file lawsuits in court against perpetrators,” into law.26

Additionally, a number of states, including Maine, New York, and Washington, have been progressing whistleblower protections that might allow employees to circumvent the confidentiality requirements often imposed by the arbitration process. California law requires that an employee agree “voluntarily and affirmatively” to enter into an agreement to arbitrate employment-related claims and bars retaliation against an employee who declines.27

The mix of laws addressing the use of non-disclosure agreements and arbitration means that workers at the same company, particularly a global company, could be subject to wildly different protections depending on their location. This patchwork effect could make it far more difficult for a company to institute appropriate corporate governance policies and practices and effectively monitor the workplace for evidence of discrimination, harassment and other unlawful acts.

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24 https://www.marketwatch.com/story/silenced-no-more-act-becomes-law-in-california-crippling-ndas-11633705395

25 https://www.protocol.com/bulletins/silenced-no-more-washington-law

26 https://www.washingtonpost.com/politics/2022/03/03/biden-signs-new-law-ending-forced-arbitration-sex-assault-harassment/

27 https://www.natlawreview.com/article/california-governor-signs-legislation-outlawing-mandatory-arbitration-agreements

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–Meta’s practices appear to lag its peers–

Technology companies, with which Meta may compete for recruitment and hiring, have moved away from the use of employee arbitration in claims of harassment or discrimination, or have never required its use. Apple recently amended its policies, disavowing the use of concealment clauses in severance agreements.28 Alphabet has also announced that all Google employees are protected from the use of concealment clauses.29 Salesforce has announced that it is applying the protections in California;s "Silenced no More Act" to employees nationwide.30 Tech companies Pinterest,31 Expensify,32 and Twilio have agreed to add to all of their employment agreements language that ensures workers can speak up about issues of harassment, discrimination or any illegal activity by adopting the language required by California law in all employment contracts.

Investors have particular reason to be concerned with Meta, given allegations of discriminatory hiring practices resulting in a $14 million settlement33 and an investigation brought by the EEOC alleging systemic practices of overlooking and discriminating against Black employees for promotions and advancement opportunities.34

It is important to note that risks to a company like Meta are not confined to the employee population; the treatment of contractors and other contingent or temporary workers must also be seriously considered. In October 2021, a jury awarded $137 million – later reduced to $15 million by a judge35– to a contractor for Tesla who alleged racial harassment by the company.36

–Meta's practices are unclear-

The resolution requests that Meta's board assess the use of concealment clauses in all employment or post employment agreements that employees or contractors are asked to sign. The Meta Statement of Opposition, however, focuses primarily on the company's Code of Conduct, where prohibitions on harassment and discrimination are stated.

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28 https://www.sec.gov/Archives/edgar/data/320193/000119312522003583/d222670ddef14a.htm#tx222670_36e

29 https://www.sec.gov/Archives/edgar/data/1652044/000130817922000223/lgoog2022_pre14a.htm#lgooga053

30 https://www.salesforce.com/news/stories/salesforce-extends-workplace-protections-in-ca-sb331-bill-to-all-u-s-employees/

31 https://www.protocol.com/pinterest-silenced-no-more-act

32 https://www.protocol.com/expensify-ceo-silenced-no-more

33 https://www.nytimes.com/2021/10/19/technology/facebook-foreign-workers.html

34 https://www.reuters.com/article/us-facebook-workers-exclusive/exclusive-u-s-agency-probes-facebook-for-systemic-racial-bias-in-hiring-promotions-idUSKBN2AY006

35 https://www.npr.org/2022/04/14/1092804493/telsa-racial-discrimination-lawsuit-15-million

36 https://edition.cnn.com/2021/10/05/business/tesla-racial-harassment-jury-verdict/index.html; https://www.cnbc.com/2021/10/05/tesla-must-pay-137-million-to-ex-worker-over-hostile-work-environment-racism.html

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The use of these agreements, how pervasive they are or when they are used, has not been shared with investors. Meta's Code of Conduct is not the entirety of the agreements it signs with its current or past employees. Indeed, in the company's Statement of Opposition, it does not claim that its employment agreements or severance agreements are free from concealment clauses.

In its Statement of Opposition, Meta also states, “Given that our corporate policies foster a positive and inclusive workplace environment free from unlawful harassment and discrimination, and promote reporting any misconduct, our board of directors believes that the preparation of the report contemplated by this proposal is unnecessary and not beneficial to our shareholders.”

Meta asks that investors accept it at its word that its corporate policies foster a positive and inclusive workplace. The use of arbitration and non-disclosure agreements by the company significantly reduces investor confidence in this claim, as evidence of a poor workplace culture could be concealed by their use.

Conclusion

In discussing its exclusion of sexual harassment from its arbitration requirement, a representative of Meta stated “We believe that the more companies are open about their policies, the more we can all learn from one another.”37

It is essential that the Board, in its responsibility to represent the best interests of shareholders, assess the implications of Meta’s use of concealment clauses and the sufficiency of its current oversight of these policies. Investors are not benefited by the ongoing use of a practice that is associated with hiding discriminatory workplaces, obfuscates true workplace conditions, reduces the capabilities of its employees, and carries with it brand, legal and human capital risks.

For questions regarding Proposal 6, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; neither Eliana Fishman (S) nor Whistle Stop Capital is able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions in Meta Platform’s proxy statement.

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37 https://mashable.com/article/facebook-google-forced-arbitration-sexual-harassment

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